UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2009
Commission File Number: 000-50984
eLong, Inc.
(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Chaoyang District

Beijing 100016, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑.       Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 13, 2009 (Beijing time), the Board of Directors of eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, accepted the resignation of Mike Doyle from the Board of Directors and the Compensation Committee of the Company, and appointed Jens Parkitny to the Board of Directors and to the Compensation Committee to fill the vacancy thus created.
Mr. Doyle had submitted his resignation from the Board of Directors and the Compensation Committee, concurrent with his appointment as the Company’s Chief Financial Officer on April 1, 2009.
Mr. Parkitny is Managing Director (Asia Pacific) of the Expedia Affiliate Network, responsible for all white label and co-branded affiliate partnerships in the Asia Pacific region. Previously, Mr. Parkitny was Vice-President & Managing Director of Expedia.com for Germany and Austria for two years, and previously held other senior roles at Expedia in Germany, including Manager of Product & Business Development, Site & Content Manager and Senior Producer (Travel). He also has worked in journalism and publishing, among others as a deputy editor for the German publishing group Jaeger Verlag. Mr. Parkitny holds a degree in Business Administration, Travel and Transport Management from the Technical University of Rhineland-Palatinate.
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About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed decisions such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 80 major cities across China. In addition to a selection of more than 7,000 thousand hotels in China, eLong offers consumers the ability to make bookings at international hotels in more than 100 countries worldwide.
eLong operates websites including http://www.elong.com and http://www.elong.net.
For further information:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570
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Safe Harbor Statement
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of swine flu, bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in fourth-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.
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The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 14, 2009	ELONG, INC.
	By:	/s/ Sami Farhad
		Name:	Sami Farhad
		Title:	Vice President & General Counsel